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                                                                      EXHIBIT 23


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Willbros Employee Benefits Committee
Willbros USA, Inc:


We consent to the incorporation by reference in the registration statement No. 333-21399 on Form S-8 of Willbros Group, Inc. of our report dated June 29, 2005, with respect to the statements of net assets available for benefits of the Willbros Employees' 401(k) Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2004 and schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 11-K of Willbros Employees' 401(k) Investment Plan.




Houston, Texas
June 29, 2005